EXHIBIT 99.1

Equinor ASA: Ex dividend 2q22

From 11 November 2022, the shares in Equinor (OSE: EQNR; NYSE: EQNR) will be traded ex dividend USD 0.70 (ordinary dividend of USD 0.20 and extraordinary dividend of USD 0.50).

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act